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                                                             Page 1 of 5 pages




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                SUNSOURCE INC.
------------------------------------------------------------------------------
                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)


                                   867948101
------------------------------------------------------------------------------
                                (CUSIP Number)


                              Norman V. Edmonson
                             3000 One Logan Square
                            Philadelphia, PA 19103
                                 215-282-1290
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 1, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             Page 2 of 5 pages
_______________________________________________________________________________

CUSIP No. 867948101                                              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Norman V. Edmonson
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                U.S.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   440,729
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   440,729
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          440,729
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
______________________________________________________________________________




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                                                             Page 3 of 5 pages


_______________________________________________________________________________

CUSIP No. 867948101                                              SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Norved Corp.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   438,454
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   438,454
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          438,454
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.8%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
______________________________________________________________________________


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                                                             Page 4 of 5 pages



         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on October 10, 1997 as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 as reported on the Schedule 13D is hereby amended as follows:

         Section 1 of the Stockholders Agreement dated as of July 31, 1997 among SunSource Inc., Lehman Brothers and certain limited partners of SDI Partners I, L.P. (the "Senior Executives"), including Edmonson and Norved, provides that Lehman Brothers and the Senior Executives will not sell any shares of Common Stock to any person which to their knowledge would beneficially own after the sale more than 10% of the outstanding Common Stock (or more than 15% in certain instances).
         Section 2 of the Stockholders Agreement provides that, on matters submitted to a vote of stockholders, Lehman Brothers and the Senior Executives agree to vote any shares in excess of the voting power held by them before the conversion in accordance with the vote of unaffiliated shares. Section 3 of the Stockholders Agreement provides for the nomination of nine directors of whom three will be nominated by management, four will be independent and two will be nominated by Lehman Brothers so long as their ownership is more than 20% or one if their ownership is between 10% and 20%. Lehman Brothers and the Senior Executives agree to vote their shares to carry out this provision.

         The Registration Rights Agreement dated as of July 31, 1997 among SunSource Inc., Lehman Brothers and the Senior Executives as defined therein, including Edmonson and Norved, provides for certain rights for Lehman Brothers and the Senior Executives with respect to registration of their shares for sale under the Securities Act of 1933.

Item 7.  Material to Be Filed as Exhibits.

         Item 7 as reported on the Schedule 13D is hereby amended as follows:

         (a) Agreement and Plan of Conversion dated as of July 31, 1997 among SunSource Inc., SunSource L.P., LPSub Inc., Lehman/SDI, Inc. and the limited partners of SDI Partners I, L.P. is incorporated herein by reference to Exhibit 2.1 to Registration Statement No. 333-19077.

         (b) Stockholders Agreement dated as of July 31, 1997 among SunSource Inc., Lehman Brothers and the Senior Executives as defined therein is incorporated herein by reference to Exhibit 10.2 to Registration Statement No. 333-19077.

         (c) Registration Rights Agreement dated as of July 31, 1997 among SunSource Inc., Lehman Brothers and the Senior Executives as defined therein is incorporated herein by reference to Exhibit 10.1 to Registration Statement No. 333-19077.



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                                                             Page 5 of 5 pages




                                   SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.






Date:  October 17, 1997                          /s/  Norman V. Edmonson
                                                     -------------------------
                                                       Norman V. Edmonson

                                                 NORVED CORP.



                                                 By: /s/  Norman V. Edmonson
                                                     -------------------------
                                                          Norman V. Edmonson
                                                          President